Exhibit 21.1

Subsidiary	Jurisdiction of Organization	Trade Names
NBH Bank	Colorado

Bank Midwest; Community Banks of Colorado; Hillcrest Bank; Bank of Jackson Hole; NBH Capital Finance; Bank Midwest Mortgage; Community Banks Mortgage, a Division of NBH Bank; Hillcrest Bank Mortgage; and Bank of Jackson Hole Mortgage

Bank of Jackson Hole Trust	Wyoming	Bank of Jackson Hole Trust; Bank of Jackson Hole Trust and Wealth Partners
NBH Realty I, LLC	Missouri
NBH Realty II, LLC	Missouri